manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

March 4, 2019

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Offering Statement on Form 1-A Filed January 7, 2019 CIK No. 0001627282

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on a confidential basis on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated February 11, 2019 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed on a confidential basis with the SEC on January 7, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	We are continuing to evaluate your response to comments 1 and 2 of our letter dated September 20, 2018 regarding the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940. If you have questions on these comments, please contact Rochelle Plesset at (202) 551-6840 in the Division of Investment Management.

Response: Further to conversations between Brian Korn of our office and Rochelle Plesset of the Staff, we understand that the Staff is now satisfied with the Company’s prior responses to comments 1 and 2 of the Staff’s letter dated September 20, 2018 regarding the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940 with the proviso that appropriate edits be made to the Offering Statement. Further to the Staff’s requests, edits have been made to the sections titled “Risk Factors – If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as conducted and could have a material adverse effect on our business” and “Investment Company Act Considerations” to address the Staff’s concerns.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Hospitality, page 41

2.	Please revise the table presenting the results of your Hospitality segment to include depreciation expense allocated to this segment.

Response: The disclosure has been revised to include depreciation expense allocated to this segment.

Security Ownership of Management and Certain Stockholders, page 61

3.	We note you have elected to use the S-1 disclosure format. Please revise the security ownership table to provide the disclosure required by Item 403 of Regulation S-K for any person who is known to you to be a beneficial owner of more than five percent of your securities.

Response: The disclosure has been revised to reflect the disclosure required by Item 403 of Regulation S-K for any person who is known by the Company to be a beneficial owner of more than five percent of the Company’s securities.

Consolidated Statement of Cash Flows, page F-6

4.	Please explain why your statement of cash flows reflects a $5.2 million operating cash inflow for the change in real estate assets held for sale when your balance sheet only reflects a year over year decrease of $3.8 million for this asset account.

Response: The $5.2 million operating cash inflow for the change in real estate assets held for sale represents: (a) the $3.8 million change in the real estate assets held for sale asset account on the balance sheet, and (b) another $1.4 million that was reclassified from other real estate investment accounts to real estate held for sale in 2017, and also sold in 2017. Therefore, the $5.2 million less the $1.4 million equals the $3.8 million change on the balance sheet.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer
Jade Leung, Chief Financial Officer
CaliberCos Inc.

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